1. **If you serve as a director, officer[5], or occupy any similar status or perform a similar function of the issuer, please provide the following information**

   Your full name:
   _____Gabriel A Terreson_____

   Title:___Owner_____ Dates of Service: ___4.7.15 - current_____
   Principal Occupation: ___Real estate broker_____
   Employer: _____HomeStar Realtors, Inc_____
   Employer's principal business: ___Real estate sales_____

   List all positions and offices with the issuer held and the period of time in which the you served in the position or office:

   Position: _____COO_____ Dates of Service: ___9.22.16 - current_____
   Responsibilities: ___Oversee and supervise company operations_____

   Position: _____ Dates of Service: _____
   Responsibilities: _____

   Position: _____ Dates of Service: _____
   Responsibilities: _____

   Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

   Employer: ____HomeStar Realtors, Inc_____
   Employer's principal business: ___Real estate sales_____
   Title: _____Owner_____ Dates of Service: ___4.7.15 - current_____
   Responsibilities: ___Real estate broker, manage real estate company_____

   Employer: _____Northwest Funding Group_____
   Employer's principal business: ___Mortgage loan origination_____
   Title: _____Loan Officer_____ Dates of Service: ___1.30.15 - current____
   Responsibilities: ___Mortgage Broker_____

   Employer: _____Pinnacle Capital Mortgage_____
   Employer's principal business: __Mortgage loan origination_____
   Title: _____Branch manager_____ Dates of Service: ___3.1.11 - 1.30.15_____
   Responsibilities: ___Mortgage Banker, manage mortgage office_____

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[5] For the purposes of this Question 2, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.